SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                         TRIANGLE PHARMACEUTICALS, INC.
                        --------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                    89589H104
                                 ---------------
                                 (CUSIP Number)

                                December 31, 1998
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X ]     Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Continued on following page(s)
                               Page 1 of 16 Pages

                                  SCHEDULE 13G

CUSIP No. 89589H104                                           Page 2 of 16 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                  1,000,000
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   1,000,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,000,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    4.15%

12       Type of Reporting Person*

                  OO; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 89589H104                                           Page 3 of 16 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  1,000,000
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   1,000,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,000,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    4.15%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 89589H104                                           Page 4 of 16 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  1,000,000
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   1,000,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,000,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    4.15%

12       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 89589H104                                           Page 5 of 16 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                   1,989,500
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                           0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                    1,989,500
    With
                           8        Shared Dispositive Power
                                                     0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,989,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    8.27%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 89589H104                                           Page 7 of 16 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  1,989,500
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            1,989,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,989,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    8.27%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 89589H104                                           Page 7 of 16 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  800,000
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  1,989,500
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   800,000
    With
                           8        Shared Dispositive Power
                                            1,989,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,789,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    11.59%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 89589H104                                           Page 8 of 16 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  DUQUESNE CAPITAL MANAGEMENT, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  PENNSYLVANIA

                           5        Sole Voting Power
 Number of                                  800,000
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   800,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            800,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    3.32%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 16 Pages



Item 1(a)         Name of Issuer:

                  Triangle Pharmaceuticals, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  4 University Place, 4611 University Drive, Durham, North Carolina, 27707.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP");

                  ii) QIH Management Investor, L.P., a Delaware limited partnership ("QIHMI");

                  iii) QIH Management, Inc., a Delaware corporation ("QIH Management");

                  iv)      Soros  Fund  Management   LLC,  a  Delaware   limited
                           liability company ("SFM LLC");

                  v)       Mr. George Soros ("Mr. Soros");

                  vi)      Mr. Stanley F. Druckenmiller  ("Mr.  Druckenmiller");
                           and

                  vii) Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne LLC").

                  This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), Quasar International Partners C.V., a Netherlands Antilles limited partnership ("Quasar Partners"), QIP, and the Duquesne LLC Clients (as defined herein).

                  SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners and Quasar Partners, and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of Quantum Partners and Quasar
Partners. QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management, the sole general partner of QIHMI and the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm that serves as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne Clients").

                                                             Page 10 of 16 Pages


                  Pursuant to a combination of Quasar International Fund N.V. ("Quasar Fund") with and into Quantum Industrial Holdings Ltd. ("QIH") effective February 1, 1999, portfolio investments previously held indirectly by Quasar Fund were transferred to, and are held indirectly by, QIH. Soros Fund Management LLC, is principal investment manager to both Quasar Partners and QIH, and remains the principal investment manager of such portfolio investments.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106. The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The address of the principal business office of Duquesne LLC is 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591.

Item 2(c)         Citizenship:

                  i) QIP is a Cayman Islands exempted limited duration company;

                  ii)      QIHMI is a Delaware limited partnership;

                  iii)     QIH Management is a Delaware corporation;

                  iv)      SFM LLC is a Delaware limited liability company;

                  v)       Mr. Soros is a United States citizen;

                  vi)      Mr. Druckenmiller is a United States citizen; and

                  vii) Duquesne LLC is a Pennsylvania limited liability company.

Item 2(d)         Title of Class of Securities:

                           Common Stock, $0.001 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           89589H104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

                                                             Page 11 of 16 Pages



Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                           As of February 11, 1999 each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                           i) Each of QIP, QIHMI and QIH Management may be deemed the beneficial owner of the 1,000,000 Shares held for the account of QIP.

                           ii) Each of SFM LLC and Mr. Soros may be deemed the beneficial owner of 1,989,500 Shares. This number includes (A) 1,000,000 Shares held for the account of QIP, (B) 964,500
                                    Shares  held  for  the  account  of  Quantum
                                    Partners and (C) 25,000 Shares held for the account of Quasar Partners.

                           iii) Mr. Druckenmiller may be deemed the beneficial owner of 2,789,500 Shares. This number consists of (A) 1,000,000 Shares held for the account of QIP, (B) 964,500 Shares held for the account of Quantum Partners,
                                    (C) 25,000  Shares  held for the  account of
                                    Quasar  Partners and (D) 800,000 Shares held
                                    for  the   accounts  of  the   Duquesne  LLC
                                    Clients.

                           iv) Duquesne LLC may be deemed the beneficial owner of the 800,000 Shares held for the accounts of the Duquesne LLC Clients.


Item 4(b)         Percent of Class:

                           i) The number of Shares of which each of QIP, QIHMI and QIH may be deemed to be the beneficial owner constitutes approximately 4.15% of the total number of Shares outstanding.

                           ii) The number of Shares of which SFM LLC and Mr. Soros may be deemed to be the beneficial owner constitutes approximately 8.27% of the total number of Shares outstanding.

                           iii)     The   number   of   Shares   of  which   Mr.
                                    Druckenmiller   may  be  deemed  to  be  the
                                    beneficial owner  constitutes  approximately
                                    11.59%  of  the   total   number  of  Shares
                                    outstanding.

                           iv) The number of Shares of which Duquesne LLC may be deemed to be the beneficial owner constitutes approximately 3.32% of the total number of Shares outstanding.

                                                             Page 12 of 16 Pages



Item 4(c) Number of shares as to which such person has:

   QIP
   ---

   (i)      Sole power to vote or to direct the vote:                  1,000,000

   (ii)     Shared power to vote or to direct the vote:                        0

   (iii)    Sole power to dispose or to direct the disposition of:     1,000,000

   (iv)     Shared power to dispose or to direct the disposition of:           0

   QIHMI
   -----

   (i)      Sole power to vote or to direct the vote:                  1,000,000

   (ii)     Shared power to vote or to direct the vote:                        0

   (iii)    Sole power to dispose or to direct the disposition of:     1,000,000

   (iv)     Shared power to dispose or to direct the disposition of            0

   QIH
   ---

   (i)      Sole power to vote or to direct the vote:                  1,000,000

   (ii)     Shared power to vote or to direct the vote:                        0

   (iii)    Sole power to dispose or to direct the disposition of:     1,000,000

   (iv)     Shared power to dispose or to direct the disposition of:          0

   SFM LLC
   -------

   (i)      Sole power to vote or to direct the vote:                  1,989,500

   (ii)     Shared power to vote or to direct the vote:                        0

   (iii)    Sole power to dispose or to direct the disposition of:     1,989,500

   (iv)     Shared power to dispose or to direct the disposition of:           0

                                                             Page 13 of 16 Pages


   Mr. Soros
   ---------

   (i)      Sole power to vote or to direct the vote:                          0

   (ii)     Shared power to vote or to direct the vote:                1,989,500

   (iii)    Sole power to dispose or to direct the disposition of:             0

   (iv)     Shared power to dispose or to direct the disposition of    1,989,500

   Mr. Druckenmiller
   -----------------

   (i)      Sole power to vote or to direct the vote:                    800,000

   (ii)     Shared power to vote or to direct the vote:                1,989,500

   (iii)    Sole power to dispose or to direct the disposition of:       800,000

   (iv)     Shared power to dispose or to direct the disposition of:   1,989,500

   Duquesne LLC
   ------------

   (i)      Sole power to vote or to direct the vote:                    800,000

   (ii)     Shared power to vote or to direct the vote:                        0

   (iii)    Sole power to dispose or to direct the disposition of:       800,000

   (iv)     Shared power to dispose or to direct the disposition of:           0

Item 5.     Ownership of Five Percent or Less of a Class:

                      This Item 5 is not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

            (ii) The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

            (iii) The partners of Quasar Partners, including Quantum Industrial Partners LDC, a Cayman Islands Limited Duration Company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by Quasar Partners in accordance with their partnership interests in Quasar Partners.

                                                             Page 14 of 16 Pages


                  (iv)     The   Duquesne   LLC   Clients   have  the  right  to
participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for their account.

                  Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares held directly for the accounts of Quantum Partners, Quasar Partners and the Duquesne Clients. Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any Shares held directly for the accounts of the Duquesne Clients. Duquesne LLC expressly disclaims beneficial ownership of any Shares held for the accounts of QIP, Quantum Partners and Quasar Partners.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 15 of 16 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1999                    QUANTUM INDUSTRIAL PARTNERS LDC


                                            By:   /S/ MICHAEL S. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


Date:  February 12, 1999                    QIH MANAGEMENT INVESTOR, L.P.

                                            By:      QIH Management, Inc.,
                                                     its General Partner


                                                     By:    /S/ MICHAEL C. NEUS
                                                            --------------------
                                                            Michael C. Neus
                                                            Vice President


Date:  February 12, 1999                   QIH MANAGEMENT, INC.


                                            By:   /S/ MICHAEL S. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Vice President



Date:  February 12, 1999                    SOROS FUND MANAGEMENT LLC



                                            By:   /S/ MICHAEL S. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Assistant General Counsel


Date:  February 12, 1999                    GEORGE SOROS



                                            By:   /S/ MICHAEL S. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact

                                                             Page 16 of 16 Pages


Date:  February 12, 1999                    STANLEY F. DRUCKENMILLER


                                            By:   /S/ MICHAEL S. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


Date:  February 12, 1999                   DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                            By:   /S/ GERALD KERNER
                                                  ------------------------------
                                                  Gerald Kerner
                                                  Managing Director